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                                                                      Exhibit 34


To:    All Employees

From:  Rob Wilson
       Doug Waugaman

Date:  April 16, 1999
Subj:  Important Company Announcements


Today, Rental Service Corporation announced several important events that you should know about.

Of particular note, this morning we announced that Marty Reid, our Chairman and Chief Executive Officer, has taken a medical leave of absence upon the advice of his physicians, due to a heart condition. Marty will undergo a complete evaluation of his condition and pursue a comprehensive treatment program.

For all of us, Marty's tremendous energy and enthusiasm has always been a vital source of leadership and inspiration. Please join us in wishing him a speedy recovery and return to RSC.

In Marty's absence, an Executive Committee of the Board of Directors has been established to work with RSC executives on a daily basis. The committee will be chaired by John M. Sullivan, and will also include Britton H. Murdoch, both of whom are experienced members of our Board. Jack and Britt are both very familiar with our operations and well acquainted with our company's unique and personal culture.

Reporting directly to the Executive Committee will be Rob Wilson, Executive Vice President and Chief Financial Officer, and Doug Waugaman, who has been promoted to the newly created position of Chief Operating Officer. Doug will also continue to be directly responsible for the Midwest and Western operations.

In other announcements today, the Company's Board of Directors issued its recommendation to shareholders regarding the United Rentals tender offer.

The Board determined that the offer was inadequate from a financial point of view and was not in the best interests of the company or its shareholders. As a result, the Board recommended that shareholders reject the United Rentals offer.

The Board's determination was based upon several financial considerations, among which was RSC's continued outstanding performance.

Just this morning, we announced that RSC again achieved record first quarter earnings results, which reflect your hard work and dedication. We are very proud of the
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achievements of our company, and of all the many people who have made our company's success possible.

These are interesting and changing times at RSC. One thing, however, will not change, and that is our dedication to provide quality service to our customers.

During this period, we will continue to keep you informed of important developments. For your part, the most valuable contribution you can make to the company is to continue to focus on performing your job to the best of your abilities, and on pursuing the goals of our business.

That is the best way to continue to ensure a bright and prosperous future for our company.

THIS LETTER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED MERGER OF RENTAL SERVICE CORPORATION AND NATIONSRENT, INC. OR A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF UNITED RENTALS. ANY SUCH SOLICITATION BY RENTAL SERVICE CORPORATION WILL BE MADE ONLY BY MEANS OF SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.